Exhibit 12.1

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$4,140	$5,708	$6,883	$3,686	$2,168
Less: Undistributed income (loss) from equity investees	164	299	418	337	192
Adjusted earnings before fixed charges	$3,976	$5,409	$6,465	$3,349	$1,976
Add: Fixed charges
Interest and debt issue costs	1,188	1,544	1,189	1,194	1,202
Estimated interest component of rent expense	24	25	28	33	28
Interest credited to bank deposits	—	—	—	2	78
Interest credited to policyholder account balances	5,176	4,415	5,726	6,881	6,392
Total fixed charges	$6,388	$5,984	$6,943	$8,110	$7,700
Preferred stock dividends (1)	123	225	170	150	163
	$6,511	$6,209	$7,113	$8,260	$7,863
Total earnings and fixed charges	$10,364	$11,393	$13,408	$11,459	$9,676
Ratio of earnings to fixed charges	1.62	1.90	1.93	1.41	1.26
Total earnings, including fixed charges and preferred stock dividends	$10,487	$11,618	$13,578	$11,609	$9,839
Ratio of earnings to fixed charges and preferred stock dividends	1.61	1.87	1.91	1.41	1.25
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(1)
For the year ended December 31, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock.